FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For December, 2004

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: December 21, 2004

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces Flow-through Share Financing

Calgary, Alberta, December 21, 2004 – Gentry Resources Ltd ("Gentry" or the "Company") announced today that it has agreed to issue, on a private placement basis, up to 80,000 common shares on a flow-through basis at a price of $4.00 per share for gross proceeds of up to $320,000.  The price of $4.00 per flow-through share represents a 20% premium to Gentry’s 7-day weighted average trading price.  Insiders and employees of the Company will be subscribing to 100% of this financing.

Proceeds from the flow-through shares will be used to incur certain types of Canadian Exploration Expense (“CEE”) as defined in the Income Tax Act (Canada) and Gentry will renounce, for the 2004 taxation year, such CEE in favour of original holders of the flow-through shares in an amount equal to the issue price for each flow-through share.

Completion of the private placement is subject to receipt by the Company of all necessary regulatory and stock exchange approvals and anticipated to occur on or about December 30, 2004.

Gentry trades on the TSX Exchange under the symbol “GNY” and currently has 38,514,935 common shares issued and outstanding.

For Details, Contact:      Hugh Ross, President & Chief Executive Officer     (403) 264-6161

R. Gordon McKay, Chief Operating Officer           (403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com                                                                    TSX Symbol:  GNY